EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS (in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three months ended March 31, 2018 and 2017. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated May15, 2018. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Markin Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

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During the second half of 2015, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015. The Company plans to utilize proceeds from the F-3 registration along with private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of March 31, 2018 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

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Results of Operations

Three Months Ended March 31	2018	2017
Total revenues	$152,165	$78,394
Net loss	$(2,664,089)	$(2,813,703)
Loss per share (basic & diluted)	$(0.05)	$(0.06)

Results of Operations – Q1 2018 compared to Q1 2017

Net loss was $2,664,089, or $0.05 per share, for the quarter ended March 31, 2018, compared to net loss of $2,813,703, or $0.06 per share, for the quarter ended March 31, 2017. The decrease in net losses for the three months ended March 31, 2018 compared to the same period in 2017 is primarily due to stock compensation charges of $1,006,805 in 2018 compared to $1,532,053 in 2017 and an increase of $239,990 in various professional fees. The weighted average number of common shares outstanding for the three months ended March 31, 2018 was 57,055,742 compared to 49,702,744 for the same period in 2017.

Revenues

Revenues from sales of goods amounted to $152,165 for the quarter ended March 31, 2018, compared with $78,394 for the quarter ended March 31, 2017.

Research and Development

Research and development expenditures were $1,956,786 for the quarter ended March 31, 2018, compared with $1,676,340 for the quarter ended March 31,2017. Research and development expenditures mainly include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $503,403 in the three months ended March 31, 2018 and $748,226 in the comparative period in 2017.

Marketing Expenses

Marketing expenditures were $52 for the quarter ended March 31, 2018, compared with $227 for the quarter ended March 31, 2017. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $793,861 for the quarter ended March 31, 2018, compared with $1,118,879 for the quarter ended March 31, 2017. General and administrative expenditures also include stock compensation charges of $503,402 for the three months ended March 31, 2018 and $783,827 in the comparative period in 2017. The decrease of $325,019 for the quarter ended March 31, 2018 is mainly attributable to a decrease of $280,425 in stock compensation compared to 2017. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $5,782 for the quarter ended March 31, 2018, compared with net finance costs of $51,470 for the quarter ended March 31, 2017. The decrease of $45,688 for the quarter ended March 31, 2018 is mainly attributable to a decrease of 49,260 in a fully converted convertible note related accretion and interest expense.

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The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2018 or 2017.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$335,088	$145,128	$189,960	$0
Insurance premium installments	$23,168	$23,168	$0	$0
Operating leases	$2,494	$2,494	$0	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$360,750	$170,790	$189,960	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2018 and 2017 other than those disclosed for key management personnel in note 5 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity, Capital Resources

As of March 31,2018, cash and receivables including tax credits receivable totaled $872,348 compared with $937,500 at December 31, 2017. The decrease is mainly due to cash used for general and administrative purposes and to support the preparation of the regulatory submissions of Fexapotide.

We used cash in our operating activities in the amounts of $1,833,127 and $739,085 for the quarter ended March 31, 2018 and 2017, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from the issuance of common stock.

On January 26, 2018, the Corporation completed one private placement to an accredited investor for an amount of $322,000 and 123,846 shares were issued.

On February 1st, 2018, the Corporation completed one private placement to an accredited investor for an amount of $1,000,002 and 384,616 shares were issued.

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On February 22, 2018, the Corporation completed one private placement to an accredited investor for an amount of $130,000 and 50,000 shares were issued.

On February 28, 2018, the Corporation completed one private placement to an accredited investor for an amount of $380,000 and 146,154 shares were issued.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock options to our key employees. As at March 31, 2018, we had an accumulated deficit of $147,183,518, and we have negative cash flows from operations. The Corporation’s working capital deficiency is $1,062,577 at March 31, 2018. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has implemented steps to reduce expenditures, including staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Condensed Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2018, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2018, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

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Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures is effective as of March, 31 2018.

ThayerONeal expressed an opinion on the effectiveness of the Corporation’s internal control over financial reporting for the year ended December 31,2017.

Changes in Internal Controls over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015:

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas.

The Corporation’s remediation plan included hiring an external accounting expert, functioning in a Controller role, at the beginning of 2017 to assist in the accounting of non-routine complex accounting matters and to enhance oversight of the financial reporting process. The accounting system was transferred to a new general ledger software system on a secure cloud platform. Additionally, we contracted with a Managed Service Provider to maintain our IT infrastructure. These changes allowed for proper segregation of duties and strengthened the controls related to the expenditures/disbursements approval process, financial statement review and information technology general controls (“ITGC”). This remediation plan was implemented and functioning as of September 30, 2017.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

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NYMOX PHARMACEUTICAL CORPORATION

Consolidated Condensed Financial Statements (Unaudited)

Consolidated Condensed Financial Statements

Consolidated Condensed Statements of Operations (Unaudited)	8
Consolidated Condensed Statements of Financial Position as of March 31, 2018 and December 31, 2017 (Unaudited)	9
Consolidated Condensed Statements of Cash Flow (Unaudited)	10
Consolidated Condensed Statements of Changes in Equity (Unaudited)	11

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	12
2.	Liquidity, going concern and management's response	12
3.	Share capital	12
4.	Earnings per share	14
5.	Related party transactions	14
6.	Subsequent events	15

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Condensed Statements of Operations (Unaudited)
Three-month periods ended March 31, 2018 and 2017
(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares)

		Three months ended March 31,
	Note	2018	2017
Revenues
Sales of goods		$152	$78

Operating expenses
Research and development		1,957	1,676
General and administrative and Marketing		794	1,119
Cost of sales		59	45
Total expenses		2,810	2,840

Loss from operations		(2,658)	(2,762)

Other expense
Finance costs		(6)	(52)

Loss before income tax		(2,664)	(2,664)
Income tax provision(recovery)		-	-

Net Loss		$(2,664)	$(2,814)

Net loss per share Basic & Diluted	4	$(0.05)	$(0.06)

Weighted average number of common shares outstanding Basic & Diluted	4	57,056	49,702

See accompanying notes to the unaudited consolidated condensed financial statements.

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NYMOX PHARMACEUTICAL CORPORATION

Consolidated Condensed Statements of Financial Position (Unaudited)

March 31, 2018 and December 31, 2017

(In Thousands of US Dollars and Thousands of Shares)

		March 31,	December 31,
	Note	2018	2017
Assets
Current assets
Cash		$850	$851
Accounts receivable		15	79
Other receivables		8	8
Inventory		14	15
Security deposit		7	7
Prepaid expenses and other current assets		42	1
Total current assets		936	961
Non-current assets
Property and equipment		1	1
Security deposit		17	17
Total assets		$954	$979

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	3	$1,998	$2,230
Total liabilities		1,998	2,230
Equity
Share capital – unlimited authorized shares at no par value 57,843 and 56,378 shares outstanding at March 31, 2018 and December 31, 2017, respectively	3	110,060	108,196
Share capital subscription receivable	3	(718))	(718)
Additional paid-in capital	3	36,797	35,790
Accumulated deficit	3	(147,183)	(144,519)
Total stockholders’ equity (deficit)		(1,044)	(1,251)
Total liabilities, equity and stockholders’ equity (deficit)		$954	$979

See accompanying notes to the unaudited condensed consolidated financial statements.

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Condensed Statements of Cash Flows (Unaudited)

Three-month periods ended March 31, 2018 and 2017
(In Thousands of US Dollars)

	Note	2018	2017
Cash flows used in operating activities
Net loss		$(2,664)	$(2,814)
Adjustments for:
Stock-based compensation	3	1,007	1,532
Issued stock for commission		32	0
Convertible note related accretion expense		0	33
Changes in non-cash operating balances:
Accounts receivable and other receivables		64	(6)
Prepaid expenses		(41)	(30)
Inventories		1	1
Accounts payable and accrued liabilities		(232)	544

Net cash flows used in operating activities		(1,833)	(740)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	3	1,832	-
Warrants Exercise			354

Net cash flows provided by financing activities		1,832	354

Cash flows used in investing activities
Net (decrease) increase in cash		(1)	(386)
Cash, beginning of the period		851	2,018
Cash, end of the period		$850	$1,632

See accompanying notes to the unaudited condensed consolidated financial statements

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NYMOX PHARMACEUTICAL CORPORATION
Consolidated Condensed Statement of Changes in Equity (Unaudited)

Three-month period ended March 31, 2018

(In Thousands of US Dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital Subscription	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2017	56,378	$108,196	$(718)	$35,790	$(144,519)	$(1,251)
Share issuance for cash	705	1,832	-	-	–	1,832
Stock-based commission	10	32	-	-	-	32
Stock-based compensation	750	-	–	1,007	–	1,007
Net loss	–	–	–	–	(2,664)	(2,664)
Balance, March 31, 2018	57,843	$110,060	$(718)	$36,797	$(147,183)	$(1,044)

See accompanying notes to the unaudited condensed consolidated financial statements

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

1.	Basis of preparation:

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2017 and notes thereto contained in the Corporation’s Annual Report on Form 20-F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 12, 2018.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared as a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

2.	Liquidity, Going Concern and Management’s Response

Management believes that current cash balances at March 31, 2018 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

The Corporation will have to seek other sources of financing in order to be able to pay its obligations as they become due, which could have an impact on its ability to continue as a going concern. Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

3.	Share capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:

In the first quarter of 2018, the Corporation completed four private placements for a total of $1,832,002. A total of 704,616 common shares were issued at an average price of $2.60 per share.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of March 31, 2018, 1,790,000 options could still be granted by the Corporation.

The following table provides the activity of stock option awards during the three-month period ended March 31, 2018 and for options outstanding and exercisable at the end of the three-month period ended March 31, 2018, the weighted average exercise price and the weighted average years to expiration.

Options
		outstanding	Weighted
		Weighted	average
		average	remaining
		exercise	contractual life
	Number	Price	(in years)
Outstanding, December 31, 2017	5,710,000	$1.75	7.39
Expired	–	–
Cancelled	–	–
Granted	–	–
Outstanding, March 31, 2018	5,710,000	$1.75	7.14
Options exercisable	5,710,000	$1.75	7.14

(c)	Stock-based compensation:

	Three months
	ended March 31,
Employee expenses	2018	2017
Stock options granted in 2015	1,006,805	1,496,453
Stock options granted in 2017	–	35,600
Total stock-based compensation expense recognized	$1,006,805	$1,532,053

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

(c)	Stock based compensation continued:

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months
	ended March 31,
Description	2018	2017
Stock-based compensation pertaining to general and administrative	$503,402	$783,827
Stock-based compensation pertaining to research and development	503,403	748,226
Total	$1,006,805	$1,532,053

No options were granted during the three-month period ended March 31, 2018 and 2017.

4.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months
	ended March 31,
	2018	2017
Issued common shares at beginning of period	56,378,306	49,115,518
Effect of shares issued	677,436	587,226
Weighted average number of common shares outstanding - basic	57,055,742	49,702,744
Weighted average number of shares outstanding – diluted	57,055,742	49,702,744

There is no difference in diluted as compared to basic earnings per share as the impact would be antidilutive as a result of the net loss.

5. Related Party Transactions:

The only transactions we have with related parties are compensation arrangements for current compensation, share based compensation and compensation under options for our officers and directors

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

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NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
(in US dollars)

Key management personnel compensation is comprised of:

	Three months
	ended March 31,
	2018	2017
Salaries	$-	$-
Short-term employee benefits	486	465
Stock-based compensation	1,006,805	1,496,453
	$1,007,291	$1,496,918

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended March 31, 2018 and 2017, respectively.

Our Chief Financial Officer receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $nil for the period ended March 31, 2018 and $60,000 for the period ended March 31, 2017, respectively.

Our Corporate Legal Counsel receives no compensation as an individual and receives no deferred or incentive compensation. We do make payments in the form of contract for services rendered to a corporation controlled by him. Amounts paid under this arrangement were $48,376 for the period ended March 31, 2018 and $45,000 for the period ended March 31, 2017, respectively.

6.	Subsequent events:

The corporation has determined there are no subsequent events except below:

After March 31, 2018, Nymox Pharmaceutical Corporation has made agreements for the following financings (all amounts in US$) as of April 30, 2018. Different prices per share reflect different market share price at the times the different financings were negotiated.

1. James G. Robinson, Independent Director, two million dollars ($2,000,000.) at three dollars ($3.00) per share, with total number restricted common shares six hundred, sixty-six thousand, six hundred and sixty-six (666,666).

2. Erik Danielsen, Chief Financial Officer, one hundred fifty thousand dollars ($150,000) at three dollars ($3.00) per share, with total number restricted common shares fifty thousand (50,000).

The following agreements have been signed for additional capital contributions through the date these financial statements were available to be released

An accredited investor signed a subscription agreement to invest one million dollars ($1,000,000) at two dollars and fifty cents ($2.50) per share. Total number of restricted common shares four hundred thousand (400,000).

An accredited investor signed a subscription agreement to invest one million dollars ($1,000,000) at three dollars ($3.00) per share. Total number restricted common shares three hundred, thirty-three thousand, three hundred and thirty-three (333,333).

An accredited investor signed a subscription agreement to invest one hundred thousand dollars ($100,000) at three dollars ($3.00) per share. Total number restricted common shares thirty-three thousand, three hundred and thirty-three (33,333).

An accredited investor signed a subscription agreement to invest twelve million dollars ($12,000,000) at two dollars and forty-eight cents ($2.48) per share. Total number restricted common shares four million, eight hundred thirty-three thousand, three hundred and thirty-three (4,833,333). The investor will receive two million five hundred thousand (2,500,000) warrants at a strike price of eight dollars ($8.00) per share. The warrants are exercisable within three (3) years of funding.

A total of $4,099,940 has been received under the above stock subscription agreements as of May 15, 2018.

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